UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

October 29, 2020

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: October 29, 2020

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT
DECEMBER 31, 2019 AND SEPTEMBER 30 2020 (UNAUDITED)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2019 AND SEPTEMBER 30, 2020 (UNAUDITED)

S/	=	Peruvian Sol
US$	=	United States dollar

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(All amounts are expressed in thousands of S/ unless otherwise stated)

ASSETS				LIABILITIES AND EQUITY
		As at	As at			As at	As at
		December 31,	September 30,			December 31,	September 30,
	Note	2019	2020		Note	2019	2020
		(as restated)				(as restated)
Current assets				Current liabilities
Cash and cash equivalents	8	950,701	820,163	Borrowings	15	481,529	404,098
Trade accounts receivables, net	9	914,204	680,913	Bonds	16	44,737	56,701
Work in progress, net	10	49,457	145,102	Trade accounts payable	17	1,159,075	959,738
Accounts receivable from related parties	11	36,658	26,959	Accounts payable to related parties	11	38,916	41,219
Other accounts receivable	12	454,474	412,143	Current income tax		51,169	32,054
Inventories, net		555,401	621,444	Other accounts payable	18	669,674	754,889
Prepaid expenses		16,478	19,317	Provisions	19	113,483	128,329
		2,977,373	2,726,041	Total current liabilities		2,558,583	2,377,028

Non-current assets as held for sale		2,398	-	Non-current liabilities as held for sale		-	-

Total current assets		2,979,771	2,726,041	Total current liabilities		2,558,583	2,377,028

Non-current assets				Non-current liabilities
Trade accounts receivable, net	9	779,609	790,144	Borrowings	15	409,066	454,749
Work in progress, net	10	23,117	37,227	Bonds	16	879,305	881,169
Accounts receivable from related parties	11	574,723	616,858	Trade accounts payable	17	34,814	33,928
Prepaid expenses		27,934	24,020	Other accounts payable	18	296,290	262,616
Other accounts receivable	12	273,432	271,568	Accounts payable to related parties	11	22,583	35,959
Investments in associates and joint ventures	13	37,035	38,296	Provisions	19	214,952	229,433
Investment property		28,326	26,437	Derivative financial instruments		52	-
Property, plant and equipment, net	14	463,990	414,602	Deferred income tax liability		112,734	93,846
Intangible assets, net	14	854,227	795,655	Total non-current liabilities		1,969,796	1,991,700
Right-of-use assets, net	14	90,581	70,394	Total liabilities		4,528,379	4,368,728
Deferred income tax asset		271,719	295,699
Total non-current assets		3,424,693	3,380,900	Equity
				Capital	20	871,918	871,918
				Legal reserve		132,011	132,011
				Voluntary reserve		29,974	29,974
				Share Premium		1,132,179	1,131,574
				Other reserves		(177,506)	(188,213)
				Retained earnings		(510,766)	(565,909)
				Equity attributable to controlling interest in the Company		1,477,810	1,411,355
				Non-controlling interest		398,275	326,858
				Total equity		1,876,085	1,738,213
Total assets		6,404,464	6,106,941	Total liabilities and equity		6,404,464	6,106,941

The accompanying notes on pages 6 to 40 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period
		ended September 30,
	Note	2019	2020
		(as restated)

Revenues from construction activities		1,621,429	1,218,445
Revenues from services provided		845,780	747,447
Revenue from real estate and sale of goods		564,730	257,145
		3,031,939	2,223,037

Cost of construction activities		(1,537,103)	(1,149,551)
Cost of services provided		(669,073)	(658,657)
Cost of real estate and sale of goods		(446,389)	(202,286)
	21	(2,652,565)	(2,010,494)
Gross profit		379,374	212,543

Administrative expenses	21	(164,313)	(121,444)
Other income and expenses	22	42,142	(36,100)
Operating profit		257,203	54,999

Financial expenses		(157,514)	(102,205)
Financial income		53,593	13,961
Share of the profit or loss of associates and joint ventures accounted for using the equity method	13	(1,387)	1,945
Profit (loss) before income tax		151,895	(31,300)
Income tax expense		(82,775)	(14,796)
Profit (loss) for the period		69,120	(46,096)

Profit (loss) attributable to:
Owners of the Company		34,944	(55,143)
Non-controlling interest		34,176	9,047
		69,120	(46,096)

Earnings (loss) per share attributable to owners of the
Company during the period	26	0.043	(0.063)

The accompanying notes on pages 6 to 40 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(All amounts are expressed in thousands of S/ unless otherwise stated)

	For the period
	ended September 30,
	2019	2020

Profit (loss) for the period	69,120	(46,096)
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax	(13)	(626)
Foreign currency translation adjustment, net of tax	(16,624)	(14,465)
Exchange difference from net investment in a foreign operation, net of tax	(223)	144
Other comprehensive income for the period, net of tax	(16,860)	(14,947)
Total comprehensive income for the period	52,260	(61,043)

Comprehensive income attributable to:
Owners of the Company	21,158	(65,850)
Non-controlling interest	31,102	4,807
	52,260	(61,043)

The accompanying notes on pages 6 to 40 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE PERIOD ENDED SEPTEMBER 30, 2019 AND 2020
(All amounts are expressed in thousands of S/ unless otherwise stated)

	Attributable to the controlling interests of the Company
	Number
	of shares		Legal	Voluntary	Share	Other	Retained		Non-controlling
	In thousands	Capital	reserve	reserve	premium	reserves	earnings	Total	interest	Total

Balances as of January 1, 2019	729,434	729,434	132,011	29,974	992,144	(170,620)	375,417	2,088,360	401,571	2,489,931
Profit for the period	-	-	-	-	-	-	34,944	34,944	34,176	69,120
Cash flow hedge	-	-	-	-	-	(12)	-	(12)	(1)	(13)
Foreign currency translation adjustment	-	-	-	-	-	(13,555)	-	(13,555)	(3,069)	(16,624)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(219)	-	(219)	(4)	(223)
Comprehensive income of the period	-	-	-	-	-	(13,786)	34,944	21,158	31,102	52,260
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(7,975)	(7,975)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(20,876)	(20,876)
- Capital Increase	142,484	142,484	-	-	138,907	-	-	281,391	-	281,391
Total transactions with shareholders	142,484	142,484	-	-	138,907	-	-	281,391	(28,851)	252,540
Balances as of September 30, 2019	871,918	871,918	132,011	29,974	1,131,051	(184,406)	410,361	2,390,909	403,822	2,794,731

Balances as of January 1, 2020	871,918	871,918	132,011	29,974	1,132,179	(177,506)	(510,766)	1,477,810	398,275	1,876,085

Loss for the period	-	-	-	-	-	-	(55,143)	(55,143)	9,047	(46,096)
Cash flow hedge	-	-	-	-	-	(594)	-	(594)	(32)	(626)
Foreign currency translation adjustment	-	-	-	-	-	(10,257)	-	(10,257)	(4,208)	(14,465)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	144	-	144	-	144
Comprehensive income of the period	-	-	-	-	-	(10,707)	(55,143)	(65,850)	4,807	(61,043)
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(64,716)	(64,716)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(11,419)	(11,419)
- Additional acquisition of non-controlling	-	-	-	-	(605)	-	-	(605)	(89)	(694)
Total transactions with shareholders	-	-	-	-	(605)	-	-	(605)	(76,224)	(76,829)
Balances as of September 30, 2020	871,918	871,918	132,011	29,974	1,131,574	(188,213)	(565,909)	1,411,355	326,858	1,738,213

The accompanying notes on pages 6 to 40 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period
		ended September 30,
	Note	2019	2020

OPERATING ACTIVITIES
Profit (loss) before income tax		151,895	(31,300)
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation	21	81,043	79,167
Amortization	21	80,482	75,164
Impairment of inventories		-	107
Impairment of accounts receivable and other accounts receivable		(1,519)	28,886
Reversal of impairment of inventories		(305)	(1,567)
Debt condonation		-	(205)
Impairment (reversal) of property, plant and equipment		15,120	(319)
Impairment of intangible assets		3,257	8
Change in the fair value of the liability for put option		-	969
Other provisions		6,704	31,093
Financial expense,net		134,748	160,282
Impairment of work in progress		-	13,595
Share of the profit and loss of associates and joint ventures accounted for using the equity method	13	1,387	(1,945)
Reversal of provisions		(3,107)	(7,108)
Disposal (reversal) of assets		1,039	2,322
Profit on sale of property, plant and equipment		(687)	(9)
Profit on remeasurement of accounts receivable		(12,963)	(9,778)
Net variations in assets and liabilities:
Trade accounts receivable and working in progress		228,184	114,478
Other accounts receivable		69,935	42,885
Other accounts receivable from related parties		(13,720)	(30,836)
Inventories		(67,235)	(50,485)
Pre-paid expenses and other assets		(5,075)	1,076
Trade accounts payable		111,626	(169,619)
Other accounts payable		(133,315)	68,456
Other accounts payable to related parties		(913)	15,823
Other provisions		477	(5,347)
Interest payment		(117,009)	(99,912)
Payments for purchases of intangibles - Concessions		(15,871)	(890)
Payment of income tax		(79,677)	(83,799)
Net cash provided by operating activities		434,501	141,192

INVESTING ACTIVITIES
Sale of property, plant and equipment		6,932	5,563
Interest received		4,108	3,163
Dividends received		332	701
Payment for purchase of investments properties		(57)	(40)
Payments for intangible purchase		(79,426)	(39,498)
Payments for property, plant and equipment purchase		(50,307)	(24,746)
Net cash applied to investing activities		(118,418)	(54,857)

FINANCING ACTIVITIES
Loans received		506,591	66,466
Amortization of loans received		(1,034,485)	(194,079)
Amortization of bonds issued		(23,088)	(28,022)
Payment for transaction costs for debt		(4,007)	-
Dividends paid to non-controlling interest		(7,975)	(55,085)
Cash received (return of contributions) from non-controlling shareholders		260,515	(11,419)
Net cash applied to financing activities		(302,449)	(222,139)
Net increase (net decrease) in cash		13,634	(135,804)
Exchange difference		(10,451)	5,182
Cash and cash equivalents at the beginning of the period		801,021	950,701
Cash and cash equivalents at the end of the period	8	804,204	820,079

NON-CASH TRANSACTIONS:
Capitalization of interests		5,088	5,129
Acquisition of assets through finance leases		1,696	55
Dividends declared to non-controlling interest		-	9,631
Acquisition of right-of-use assets		115,668	9,673
Acquisition of supplier bonds		-	25,871

The accompanying notes on pages 6 to 40 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2019 AND SEPTEMBER 30, 2020 (UNAUDITED)

1.   GENERAL INFORMATION

a)	Incorporation and operations

Graña y Montero S.A.A. (hereinafter the “Company”) is the parent Company of the Graña y Montero Group that includes the Company and its subsidiaries (hereinafter, the “Group”) and is mainly engaged in holding investments in Group companies. Additionally, the Company provides services of strategic and functional advice and office leases space to the Group companies.

The Group is a conglomerate of companies with operations including different business activities, the most significant are engineering and construction, infrastructure (public concession ownership and operation) and real estate businesses. See details of operating segments in Note 7.

b)	Authorization for the issue of the financial statements

The condensed interim consolidated financial statements for the period ended September 30, 2020 were authorized preliminary by Management and Board of Directors on October 29, 2020.

The consolidated financial statements for the year ended December 31, 2019 were approved on the Annual General Mandatory Shareholder’s Meeting on July 13, 2020.

c)	The Impact of the Ongoing Novel Coronavirus (COVID-19)

The ongoing COVID-19 pandemic and government measures to contain the spread of the virus are disrupting economic activity, and consequently adversely affecting our business, results of operations and financial condition, mainly during second quarter.

Countries around the world—including Peru as well as Chile and Colombia—have adopted extraordinary measures to contain the spread of COVID-19, including imposing travel restrictions, requiring closures of non-essential businesses, establishing restrictions on public gatherings, instructing residents to practice social distancing, issuing stay-at-home orders, implementing quarantines and similar actions.

The COVID-19 pandemic and the related government measures have significantly increased economic uncertainty and caused a global recession. According to recent projections from the International Monetary Fund, during 2020, the global economy is expected to contract by 4.4%, with Latin America expected to contract 8.1% and Peru, Chile and Colombia, in particular, expected to contract 13.9%, 6% and 8.2%, respectively. Moreover, the impact of the pandemic on economic activity has been sudden and severe, and we cannot predict the extent to which the economies in the countries where we operate will ultimately be impacted.

Since mid-March, substantially all of our engineering and construction and real estate projects were mandatorily shut down.  However, since July projects have resumed their operations to normal with COVID-19 protocols Our infrastructure operations, which have for the most part been declared essential businesses, have continued to operate; however, certain of our infrastructure businesses have been adversely affected, in particular, by the sharp decline in traffic volumes and oil and gas prices between March and May.

Regarding the extent of the COVID-19 pandemic and its impact on the industries in which we operate, the full extent to which COVID-19 impact our business, results of operations and financial condition is currently under evaluation. We believe that the severity of the impact on the Company will depend, to a large extent, on how long the crisis continues.

The Company has been taking significant measures to mitigate the impact of the crisis on the Group. Among other measures, we are prioritizing the health and safety of our employees, as well as the medium-term sustainability of their employment. Certain actions we are taking include: the design and implementation of protocols to return to project sites, the creation of new office layouts to be compliant with social distancing guidelines, the development of telecommuting schemes, and other major cost-saving initiatives in operation and in support offices.

d)	Current situation of the Company

●
As a result of decisions of a previous administration, the Group is involved in a series of criminal investigations and administrative procedures conducted by the Public Ministry that are based on events that occurred between 2004 and 2015. Such situations led to organizational changes at Group´s corporate governance structure, the initiation of independent investigations and the adoption of measures to address and clarify such situations, as explained below:

●	On January 9, 2017, the Board of Directors approved the performance of an independent investigation related to six projects developed in association with companies of the Odebrecht Group.
●
On March 30, 2017, the Board of Directors created a Risk, Compliance and Sustainability Committee, who was in charge of the oversight of the investigation independently of Management. The external investigation was performed by the law firm Simpson Thacher & Bartlett LLP, with the assistance of forensic accountants, who reported exclusively to the Risk, Compliance and Sustainability Committee.

●
The external investigation concluded on November 2, 2017 and identified no evidence to conclude that any company personnel engaged in bribery in connection with any of our Company’s public projects in Peru with Odebrecht or its subsidiaries, or that any Company personnel was aware of, or knowingly participated in, any corrupt payments made in relation to such projects.

●
Subsequently, in August 2019, José Graña Miró Quesada, a shareholder and the former chairman of our Company, indicated in public statements to the media that he and Hernando Graña Acuña, a shareholder and former board member of our Company, had initiated a process of plea bargaining to cooperate with Peruvian prosecutors in respect of multiple projects in which our Company participated with Odebrecht and in respect of the alleged “Construction Club”. Due to the confidential nature of the plea bargain process, the reported information is limited and difficult to verify. Any admission or other evidence of wrongdoing would be inconsistent with information gathered during the internal investigation and would have a material impact on the findings of the prior internal investigation.

●
As new information about the various Peruvian criminal investigations of the Company emerged, and news that the Company’s former chairman and director were plea bargaining with Peruvian authorities, the Company's Board of Directors continued to investigate the allegations that were the subject of the investigations, including matters relating to the “Construction Club”, which was beyond the scope of the internal investigation conducted by Simpson Thacher & Bartlett LLP. After an extensive and detailed review process, the Company shared information relevant to the investigations with the Peruvian authorities within the framework of a plea bargain process.

●
As a result of its contribution to the investigations, on December 27, 2019, the Company signed a preliminary settlement and cooperation agreement whereby the Anti-Corruption Prosecutor and the Ad hoc Prosecutor's Office promise to execute a final plea bargain agreement with the Company that would provide the Company with certainty regarding the contingencies it faces as a result of the above-mentioned processes. Additionally, in the aforementioned preliminary agreement, the Anti-Corruption Prosecutor and the Ad Hoc Attorney General's Office authorize the Company to disclose its existence but maintain its content confidential.

At the same time, over the last three years, the new administration together with the new board initiated a transformation process based on the principles of Truth, Transparency and Integrity, making profound changes in the organization of the Company, such as the reconfiguration of the Board of Directors with an independent majority, new shareholding composition, as well as the creation of new governance practices, such as the Corporate Risk Management and autonomous Compliance function, with direct report to the Board of Directors, among other actions.

Criminal investigations derived from projects developed in partnership with companies of the Odebrecht group

In connection with the Lava Jato case, the Company participated directly or through its subsidiaries as minority partner in certain entities that developed six infrastructure projects in Peru with companies belonging to the Odebrecht group (hereinafter Odebrecht).

In 2016, Odebrecht entered into a Plea Agreement with the authorities of the United States Department of Justice and the Office of the District Attorney for the Eastern District of New York by which it admitted corruption acts in connection with some of these projects in which the Company participate as minority partner.

●	IIRSA Sur

In relation to investigations on IIRSA Sur, the former Chairman of the Board of Directors was included as a subject of an investigation for collusion, and a former director and a former executive was included as a subject of an investigation for money laundering. Subsequently, Graña y Montero S.A.A. and GyM S.A.  have been included as third-party civilians responsible in the process, which means that it will be assessed whether the obligation to indemnify Governement for damages resulting from the facts under investigation will be imposed on these entities.

●	Electric Train construction project

The first Preparatory Investigation Court of the Judiciary decided to incorporate GyM S.A. as civil third-party responsible in the process related to the construction of the Electric train construction Project, tranches 1 and 2. In this investigation the former Chairman of the Board, a former director and a former manager have been charged.

●	Gasoducto Sur Peruano (GSP)

In 2019, the Company concluded that it may have exposure with respect to the preliminary investigation process conducted in relation to GSP (the South Peruvian Gas Pipeline project), even though as of the date hereof, it has not been indicted or incorporated as a civilly liable third-party, although the former Chairman of the Board of Directors and a former director are seeking plea bargain agreements in relation to this process, among others.

Criminal investigations in conection to the Construction Club case

GyM S.A. has been incorporated, along with other construction companies, in the criminal investigation that the Public Ministry has been carrying out for the alleged crime of corruption of officials in relation to the so-called Construction Club. Similarly, at the end of February 2020, the Public Ministry has requested the incorporation of Concar S.A., the latter is pending judicial decision. Like officials of other construction companies, a former commercial manager of GyM S.A., the former president of the Board of Directors, a former director and the former Corporate General Manager of the Company have been included in the criminal investigation.

Anticorruption Law - effects on the Group

Law 30737 and its regulation issued by Supreme Decree 096-2018-EF have mitigated the Company and subsidiaries exposure to the corruption cases. These rules set clear guidelines to estimate the potential compensation reducing the uncertainty derived from the legal proceedings, by among other things, preventing the imposition of liens or attachments of assets that would impair its ability to operate.

The benefits of the mentioned rules are subject to the fulfillment of the following obligations:

a.	The obligation to set up a trust that will guarantee any eventual payment obligation of an eventual civil compensation in favor of the Peruvian Government;
b.	The obligation not to transfer funds abroad without the prior consent of the Ministry of Justice;
c.	The implementation of a compliance program; and
d.	The obligation to disclose information to the authorities and to collaborate in the investigation.

The Group has designed a compliance program which is currently under implementation, it fully cooperates with the authorities in its investigations and has executed a trust agreement with the Ministry of Justice, under which the Company has established for an approximate amount of S/80 million (equivalent to US$24 million).

On the other hand, based on the standards indicated and their guidelines, Management has estimated that the value of the civil damages for the cases described above is S/280 million (US$83.6 million)  and has registered as of September 30, 2020 S/165.3 million (equivalent to US$45.9 million) as net present value.

On the other hand, in cases where a provision for civil reparation has been registered, there are two projects carried out in partnership with Odebrecht that to date are not under investigation. If this is started and some evidence is found, the maximum possible exposure for civil reparation estimated according to Law 30737 for both projects would be S/52.7 million (approximately US$15.7 million).

However, the Company, through its external legal advisors, continues to conduct an ongoing evaluation of the information related to the criminal investigations described in this note in order to keep its defense prepared in the event any new charges may arise during those investigations. In conducting the aforementioned evaluation, the Company does not rule out the possibility of finding new incriminating evidence that is not known to date.

Investigations and administrative process initiated by INDECOPI in conection to the Construction Club case

On July 11, 2017, the Peruvian National Institute for the Defense of Free Competition and the Protection of Intellectual Property (“INDECOPI”) initiated an investigation against several construction companies, including GyM S.A., about the existence of an alleged cartel called the Construction Club. Throughout the investigation, GyM S.A. has provided to INDECOPI with all the information requested and continues collaborating with the ongoing investigation.

On February 11, 2020, GyM S.A. was notified by the Technical Secretariat of the Commission for the Defense of Free Competition (“INDECOPI”) with the resolution that begins a sanctioning administrative procedure involving a total of 35 companies and 28 natural persons, for  alleged anticompetitive conduct in the market of Public Works. The resolution does not include the assignment of responsibilities or the result of the administrative disciplinary procedure, which will be determined at the end of the said procedure. The procedure is in a probatory stage, therefore, INDECOPI has not carried out actions in order to quantifying the possible penalties that could result.

2. IMPACT OF THE COVID-19 PANDEMIC

The recent outbreak of the Novel Coronavirus 2019 (COVID-19) pandemic, which has been declared by the World Health Organization to be a “public health emergency of international concern”, has spread across the world since the end of 2019. In response to the decline in economic activity, the governments of Perú, Chile and Colombia have announced large stimulus programs to assist families and businesses.

As a result of the outbreak, the Group’s results of operations, financial positions and cash flows have been adversely affected during second quarter, however as of the date of this report and as a result of the gradual normalization of activities since July, the results of the three months period between July and September show a significant recovery in activity.

From the analysis made the different business of the Group have been impacted as follows:

1)
In the engineering and construction business we estimated figures revised 2020, considering a conservative scenario in which no new contracts are awarded in the rest of the year, therefore revenues for the year will be equivalent to the remaining backlog.   Revenues could be increased as a result of negotiations on going with our clients regarding higher costs due to stoppages and new operating standards due to the COVID-19 situation.  However, at the end of the third quarter, the backlog has increased with the award of the contract for the construction of the second runway at Jorge Chavez airport and the contract for the construction of the Piura gas pipeline.

2)	In the real estate business the shut down of projects has impacted the delivery of real estate units during the year, which impacts the revenues and results of the year.

3)	The infrastructure businesses continue operating because they were declared esencial services. However, there were some impacts on the different businesses:

a.	Line 1 of the Metro operates with less passengers but revenues are not impacted due to the fact that revenues don’t depend on traffic but on the amount of kms travelled by each train.
b.
Oil and gas business has been impacted by the reduction of the oil Price to levels below the estimations considered for 2020.  In response to the sanitary crisis, Lots III and IV are in force majeure and due to this situation, further investments on new wells have been cancelled and suppliers obligations are being renegotiated as well as a new schedule for investment commitments are under review.

c.
The sanitary emergency situation caused an impact on Norvial S.A. revenues and on the results of 2020 as a result of traffic reduction. However, the level of traffic carried has been gradually recovered.  In addition, in May the Republic Congress approved a law in order suspending the collection of toll, a measure that was in effect from May 9 to June 30, 2020. The Concession Contract clause 9.9, about operator contract guarantee, establishes Grantor’s obligation to recognize and pay the Concessionaire the corresponding rate difference in the event that any public entity does not allow the Concessionaire to collect the rate in accordance to the Concession Contract.  The estimate compensation in application of the aforementioned clause will be claimed to the Government.

d.
In the case of the other two road concessions, Survial S.A. and Concesion Canchaque S.A., the suspension in the collection of tolls will not impact the results of the year because the revenues do not depend on traffic.

In general terms, we have not been affected by interruptions in the supply chain of personnel, services or materials, and despite the shut down of some of our projects, we do not estimate penalties or breach of our agreements.

The most important goodwill of the Group are the result of acquisitions in Colombia and Chile. Considering that in both countries the impacts of the pandemic did not lead to major projects shut downs, our estimates of the value of the goodwill have not been affected. Based on our impairment assessment as of September 30, 2020, we have determined that our goodwill is not impaired.

On the liquidity side, the Group has implemented a plan that includes several measures to reduce expenses and preserve cash in response to the ongoing COVID-19 pandemic, including the following: (i) developing a twelve-week cash plan, project-by-project, to ensure that Group subsidiaries will continue to meet its critical obligations during that period, which plan is monitored and updated weekly; (ii) preparing a cash plan for the remainder of the 2020 fiscal year, to identify in advance key liquidity issues that may arise; (iii) renegotiating certain of the Group’s subsidiaries obligations with respect to suppliers, banks and other third parties; (iv) identifying and reducing non-essential general expenses across the Group; (v) reducing headcount, and temporarily reducing salaries of senior management and Directors’ allowances, across the Group’s three segments; and (vi) reducing capital expenditures across the Group’s subsidiaries. In addition, the Group is evaluating the selling of non-strategic assets to finance any cash flow deficit during the year. This plan was approved by the Board of Directors on April and May 2020. The Group will continue to closely monitor the impacts of COVID-19 through the course of the year 2020. Therefore, the accompanying financial statements have been prepared assuming that the Group and subsidiaries will continue as a going concern.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Basis of preparation

The condensed interim consolidated financial statements for the period ended September 30, 2020 have been prepared in accordance with IAS 34 "Interim Financial Reporting". The condensed interim consolidated financial statements provide comparative information regarding prior periods; however, they do not include all the information and disclosures required in the annual consolidated financial statements, so they must be read together with the audited consolidated financial statements for the year ended December 31, 2019, which have been prepared in accordance with International Standards. of Financial Information (hereinafter "IFRS").

The condensed interim consolidated financial statements are presented in thousands of Peruvian Soles, unless otherwise stated.

3.1.1.	Account balance reclassified as of December 31, 2019

a)
The receivable balance to Consorcio Constructor Ductos del Sur amounting to S/27.8 million as of December 31, 2019 was reclassified from “other accounts receivable” to “accounts receivable from related parties”. See reclassification performed:

b)
Information on the subsidiary Adexus S.A. is presented. (hereinafter “Adexus”), whose main activity is to provide information technology solutions mainly in Chile and Peru, as of December 31, 2019 the subsidiary was recognized as a non-current asset held for sale; However, as of September 30, 2020, it was reclassified as a continuing operation for the reasons set forth in note 27.

As a result of this process, the balances in the consolidated statement of financial position are reclassified as follows:

	As at			As at
	December 31,			December 31,
	2019	Reclassified (a)	Adexus (b)	2019
ASSETS	Audited			As restated
Current assets
Cash and cash equivalents	948,978	-	1,723	950,701
Trade accounts receivables, net	821,737	-	92,467	914,204
Work in progress, net	49,457	-	-	49,457
Accounts receivable from related parties	36,658	-	-	36,658
Other accounts receivable	444,500	-	9,974	454,474
Inventories, net	552,573	-	2,828	555,401
Prepaid expenses	11,348	-	5,130	16,478
	2,865,251	-	112,122	2,977,373

Non-current assets as held for sale	205,418	-	(203,020)	2,398

Total current assets	3,070,669	-	(90,898)	2,979,771

Non-current assets
Trade accounts receivable, net	753,202	-	26,407	779,609
Work in progress, net	23,117	-	-	23,117
Accounts receivable from related parties	546,941	27,782	-	574,723
Prepaid expenses	27,934	-	-	27,934
Other accounts receivable	300,323	(27,782)	891	273,432
Investments in associates and joint ventures	37,035	-	-	37,035
Investment property	28,326	-	-	28,326
Property, plant and equipment, net	443,870	-	20,120	463,990
Intangible assets, net	853,315	-	912	854,227
Right-of-use assets, net	78,813	-	11,768	90,581
Deferred income tax asset	240,919	-	30,800	271,719
Total non-current assets	3,333,795	-	90,898	3,424,693

Total assets	6,404,464	-	-	6,404,464

	As at			As at
	December 31,			December 31,
	2019	Reclassified (a)	Adexus (b)	2019
	Audited			As restated
LIABILITIES AND EQUITY
Current liabilities
Borrowings	454,260	-	27,269	481,529
Bonds	44,737	-	-	44,737
Trade accounts payable	1,136,121	-	22,954	1,159,075
Accounts payable to related parties	38,916	-	-	38,916
Current income tax	47,999	-	3,170	51,169
Other accounts payable	635,305	-	34,369	669,674
Provisions	113,483	-	-	113,483
Total current liabilities	2,470,821	-	87,762	2,558,583

Non-current liabilities as held for sale	210,025	-	(210,025)	-

Total current liabilities	2,680,846	-	(122,263)	2,558,583

Non-current liabilities
Borrowings	344,806	-	64,260	409,066
Bonds	879,305	-	-	879,305
Trade accounts payable	-	-	34,814	34,814
Other accounts payable	273,101	-	23,189	296,290
Accounts payable to related parties	22,583	-	-	22,583
Provisions	214,952	-	-	214,952
Derivative financial instruments	52	-	-	52
Deferred income tax liability	112,734	-	-	112,734
Total non-current liabilities	1,847,533	-	122,263	1,969,796
Total liabilities	4,528,379	-	-	4,528,379

Equity
Capital	871,918	-	-	871,918
Legal reserve	132,011	-	-	132,011
Voluntary reserve	29,974	-	-	29,974
Share Premium	1,132,179	-	-	1,132,179
Other reserves	(177,506)	-	-	(177,506)
Retained earnings	(510,766)	-	-	(510,766)
Equity attributable to controlling interest in the Company	1,477,810	-	-	1,477,810
Non-controlling interest	398,275	-	-	398,275
Total equity	1,876,085	-	-	1,876,085
Total liabilities and equity	6,404,464	-	-	6,404,464

As a result of this process, the amounts in the consolidated statement of income are reclassified as follows:

	For the period ended
	September 30, 2019
	Reported	Adexus	As restated

Revenues from construction activities	1,621,429	-	1,621,429
Revenues from services provided	803,999	41,781	845,780
Revenue from real estate and sale of goods	407,691	157,039	564,730
	2,833,119	198,820	3,031,939

Cost of construction activities	(1,537,103)	-	(1,537,103)
Cost of services provided	(632,162)	(36,911)	(669,073)
Cost of real estate and sale of goods	(295,986)	(150,403)	(446,389)
	(2,465,251)	(187,314)	(2,652,565)
Gross profit	367,868	11,506	379,374

Administrative expenses	(143,735)	(20,578)	(164,313)
Other income and expenses	40,866	1,276	42,142
Operating profit (loss)	264,999	(7,796)	257,203

Financial expenses	(144,182)	(13,332)	(157,514)
Financial income	52,903	690	53,593
Share of the profit or loss of associates and joint ventures accounted for using the equity method	(1,387)	-	(1,387)
Profit (loss) before income tax	172,333	(20,438)	151,895
Income tax expense	(88,170)	5,395	(82,775)
Profit (loss) from continuing operations	84,163	(15,043)	69,120

(Loss) profit from discontinued operations	(15,043)	15,043	-
Profit for the period	69,120	-	69,120

Profit attributable to:
Owners of the Company	34,944	-	34,944
Non-controlling interest	34,176	-	34,176
	69,120	-	69,120

3.2 Significant accounting policies

The accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those applied in the preparation of the consolidated financial statements at December 31, 2019.

4. FINANCIAL RISK MANAGEMENT

Financial risk management is carried out by the Group’s Management. Management oversees the general management of risks in specific areas, such as foreign exchange rate risk, price risk, cash flow and fair value interest rate risk, credit risk, the use of derivative and non-derivative financial instruments and the investment of excess liquidity, which are supervised and monitored periodically.

4.1  Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures in one of its subsidiaries and considers the use of other derivatives in the event that it identifies risks that may generate an adverse effect for the Group in the short and medium-term.

a)	Market risks

i)	Foreign exchange risk

The Group is exposed to exchange rate risk as a result of the transactions carried out locally in foreign currency and due to its operations abroad.  As of December 31, 2019 and September 30, 2020, this exposure is mainly concentrated in fluctuations of U.S. dollar, the Chilean and Colombian Pesos.

ii)	Price risk

Management considers that the exposure of the Group to the price risk of its investments in mutual funds, bonds, and equity securities is low since the invested amounts are not significant. Any fluctuation in their fair value will not have any significant impact on the balances reported in the consolidated financial statements.

iii)	Cash flow and fair value interest rate risk

The Group’s interest rate risk mainly arises from its long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

b)	Credit risk

Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as customer credit counterparties, including the outstanding balance of accounts receivable and committed transactions. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted.

Concerning to loans to related parties, the Group has measures in place to ensure the recovery of these loans through the controls maintained by the Corporate Finance Management and the performance evaluation conducted by the Board of Directors.

Management does not expect the Group to incur any losses from the performance by these counterparties, except for the ones already recorded at the financial statements.

c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate number of sources of committed credit facilities and the capacity to close out positions in the market. Historically, the Group cash flows enabled it to meet its obligations. However, since 2017, the Group experienced liquidity problems due to the early termination of the GSP concession agreement and the obligations assumed. As a consequence, the Group started a disinvestment plan to be able to meet the obligations resulting from this scenario. This plan was met and the GSP debt was terminated. Due to the COVID-19 pandemic (Note 2), the Group has considered diverse measures to reduce its liquidity risk exposure and has developed a financial plan with the objective to be able to meet its obligations at the corporate as well as the subsidiary level.

The Group’s Corporate Finance Officemonitors rolling forecasts of the Group’s liquidity requirements to ensure it exists sufficient cash to meet operational needs so that the Group does not breach borrowing limits or covenants, where applicable, on any of its borrowing facilities.  Less significant financing transactions are controlled by the Finance Management of each subsidiary.

Such forecasting takes into consideration the Group’s debt financing plans, covenant compliance, compliance with internal ratio targets in the statement of financial position and, if applicable, external regulatory or legal requirements, for example, foreign currency restrictions.

Surplus cash held by the operating entities over the balance required for working capital management is invested in interest-bearing checking accounts or time deposits, selecting instruments with appropriate maturities and sufficient liquidity.

The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the consolidated statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows, which include interest to be applied according to the established schedule.

	Less than	1-2	2-5	More than
At December 31, 2019	1 year	years	years	5 years	Total

Other financial liabilities (except
for finance leases and lease
liability for right-of-use asset)	501,864	147,473	235,222	-	884,559
Finance leases	11,438	3,531	13,346	-	28,315
Lease liability for right-of-use asset	31,036	40,808	32,562	11,551	115,957
Bonds	115,690	157,516	358,461	1,077,960	1,709,627
Trade accounts payables (except
non-financial liabilities)	989,574	-	34,814	-	1,024,388
Accounts payables to related parties	38,916	21,747	-	836	61,499
Other accounts payables (except
non-financial liabilities)	200,098	2,505	194,908	-	397,511
Other non-financial liabilities	-	52	-	-	52
	1,888,616	373,632	869,313	1,090,347	4,221,908

	Less than	1-2	2-5	More than
At September 30, 2020	1 year	years	years	5 years	Total

Other financial liabilities (except
for finance leases and lease
liability for right-of-use asset)	392,198	207,684	193,906	20,447	814,235
Finance leases	15,743	10,132	26,098	9,347	61,320
Lease liability for right-of-use asset	28,838	34,829	18,568	12,729	94,964
Bonds	127,715	166,431	382,737	1,001,773	1,678,656
Trade accounts payables (except
non-financial liabilities)	868,892	33,928	-	-	902,820
Accounts payables to related parties	41,219	35,123	-	836	77,178
Other accounts payables (except
non-financial liabilities)	273,714	3,924	182,869	-	460,507
	1,748,319	492,051	804,178	1,045,132	4,089,680

4.2	Capital management risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders, benefits for other stakeholders and to maintain an optimal capital structure to minimize the cost of capital.  In 2017 the situation of the Group had lead Management to monitor deviations that might cause the non-compliance of covenants and may hinder the renegotiation of liabilities (Note15). In extraordinary events as explained in Note 2, the Group identifies the possible deviations and requirements and establishes a plan.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors capital based on the gearing ratio.  This ratio is calculated as net debt divided by total capital.  Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2019 and September 30, 2020, the gearing ratio is presented below indicating the Group’s strategy to keep it in a range from 0.10 to 0.70.

	At	At
	December 31,	September 30,
	2019	2020
Total financial liabilities and bonds (Note 15 and Note 16)	1,814,637	1,796,717
Less: Cash and cash equivalents (Note 8)	(950,701)	(820,163)
Net debt	863,936	976,554
Total equity	1,876,085	1,738,213
Total capital	2,740,021	2,714,767

Gearing ratio	0.32	0.36

4.3	Fair value estimation

For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established.

- Level 1:	Measurement based on quoted prices in active markets for identical assets or liabilities.
- Level 2:
Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

- Level 3:	Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

The table below shows the Group’s liabilities measured at fair value:

Level 2
At December 31, 2019

Financial liabilities
Derivatives used for hedging	52

As of September 30, 2020, this financial liability was settled.

5. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended  December 31, 2019.

6. SEASONALITY OF OPERATIONS

The Group does not present seasonality in the operations of any of its subsidiaries; however, economic activities temporarily restricted during last seven months, due to COVID-19 pandemic and government measures implemented to contain the spread of the virus. As a result,  this situation affected negatively Group's revenues and financial position (Note 2).

7. OPERATING SEGMENTS

Operating segments are reported consistently with the internal reports that are reviewed by the Group’ chief decision-maker; that is, the Executive Committee, which is led by the Chief Executive Officer. This Committee acts as the highest authority in making operational decisions, responsible for allocating resources and evaluating the performance of each operating segment.

The Group's operating segments are assessed by the activities of the following business units: (i) engineering and construction, (ii) infrastructure, and (iii) real estate.

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’ and ‘infraestructure’. However, the Group has voluntarily decided to report on all its operating segments.

Inter-segmental sales transactions are entered into at prices that are similar to those that would have been agreed to with unrelated third parties. Revenues from external customers reported are measured in a manner consistent with the basis of preparation of the financial statements.

Group sales and receivables are not concentrated on a few customers. There is no external customer that represents 10% or more of the Goup’s revenue.

The table below shows the Group’s financial statements by operating segments:

Operating segments financial position
Segment reporting
					Infrastructure
As of December 31, 2019	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Assets.-
Cash and cash equivalent	372,991	53,118	123,020	300,896	6,388	60,718	33,570	-	950,701
Trade accounts receivables, net	531,591	63,402	44,513	97,059	1,168	83,019	93,452	-	914,204
Work in progress, net	49,457	-	-	-	-	-	-	-	49,457
Accounts receivable from related parties	202,181	369	43,852	1,853	-	1,144	99,794	(312,535)	36,658
Other accounts receivable	327,977	30,853	30,228	18,548	109	9,509	37,248	2	454,474
Inventories, net	57,093	32,366	7,109	30,594	-	437,012	2,828	(11,601)	555,401
Prepaid expenses	6,812	1,271	2,779	231	133	-	5,252	-	16,478
	1,548,102	181,379	251,501	449,181	7,798	591,402	272,144	(324,134)	2,977,373
Non-current assets classified as held for sale	2,398	-	-	-	-	-	-	-	2,398
Total current assets	1,550,500	181,379	251,501	449,181	7,798	591,402	272,144	(324,134)	2,979,771

Long-term trade accounts receivable, net	97,256	-	36,273	619,086	-	587	26,407	-	779,609
Long-term work in progress, net	-	-	23,117	-	-	-	-	-	23,117
Long-term accounts receivable from related parties	318,748	-	836	-	10,475	-	552,687	(308,023)	574,723
Prepaid expenses	-	887	24,462	2,307	788	-	-	(510)	27,934
Other long-term accounts receivable	86,097	63,649	5,156	-	7,346	50,449	60,735	-	273,432
Investments in associates and joint ventures	109,839	8,006	-	-	-	6,062	1,495,422	(1,582,294)	37,035
Investment property	1,450	-	-	-	-	26,876	-	-	28,326
Property, plant and equipment, net	186,589	184,819	11,106	841	153	11,742	69,899	(1,159)	463,990
Intangible assets, net	136,547	244,901	443,420	794	-	1,029	20,402	7,134	854,227
Right-of-use assets, net	5,638	24,038	3,860	5	7	5,048	67,300	(15,315)	90,581
Deferred income tax asset	176,740	4,741	13,054	-	720	19,736	51,552	5,176	271,719
Total non-current assets	1,118,904	531,041	561,284	623,033	19,489	121,529	2,344,404	(1,894,991)	3,424,693
Total assets	2,669,404	712,420	812,785	1,072,214	27,287	712,931	2,616,548	(2,219,125)	6,404,464

Liabilities.-
Borrowings	180,535	42,760	2,383	5	6	116,231	148,648	(9,039)	481,529
Bonds	-	-	28,995	15,742	-	-	-	-	44,737
Trade accounts payable	932,142	67,444	34,762	28,508	132	39,645	56,442	-	1,159,075
Accounts payable to related parties	206,907	2,233	35,554	21,024	-	23,437	58,951	(309,190)	38,916
Current income tax	18,451	961	3,710	23,887	-	704	3,456	-	51,169
Other accounts payable	441,271	16,721	53,987	4,713	835	83,345	68,802	-	669,674
Provisions	6,031	18,459	6,183	-	-	230	82,580	-	113,483
Total current liabilities	1,785,337	148,578	165,574	93,879	973	263,592	418,879	(318,229)	2,558,583

Borrowings	32,620	116,218	2,070	-	-	11,010	254,931	(7,783)	409,066
Long-term bonds	-	-	276,550	602,755	-	-	-	-	879,305
Long-term trade accounts payable	-	-	-	-	-	-	34,814	-	34,814
Other long-term accounts payable	222,887	-	15,989	2,176	2,106	26,841	26,291	-	296,290
Long-term accounts payable to related parties	120,255	-	836	22,583	23,784	-	165,286	(310,161)	22,583
Provisions	80,125	40,268	24,691	1,394	-	-	68,474	-	214,952
Derivative financial instruments	-	52	-	-	-	-	-	-	52
Deferred income tax liability	31,037	36,476	5,806	39,172	-	-	243	-	112,734
Total non-current liabilities	486,924	193,014	325,942	668,080	25,890	37,851	550,039	(317,944)	1,969,796
Total liabilities	2,272,261	341,592	491,516	761,959	26,863	301,443	968,918	(636,173)	4,528,379
Equity attributable to controlling interest in the Company	330,992	346,415	258,223	232,692	424	137,542	1,644,707	(1,473,185)	1,477,810
Non-controlling interest	66,151	24,413	63,046	77,563	-	273,946	2,923	(109,767)	398,275
Total liabilities and equity	2,669,404	712,420	812,785	1,072,214	27,287	712,931	2,616,548	(2,219,125)	6,404,464

Operating segments financial position
Segment reporting
					Infrastructure
As of September 30, 2020	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Assets.-
Cash and cash equivalent	273,649	58,474	130,090	250,299	7,421	71,184	29,046	-	820,163
Trade accounts receivables, net	423,473	44,966	29,673	106,178	552	14,558	61,513	-	680,913
Work in progress, net	144,949	-	-	-	-	-	153	-	145,102
Accounts receivable from related parties	119,049	158	40,838	2,338	-	11,724	96,499	(243,647)	26,959
Other accounts receivable	298,106	29,954	21,799	12,377	197	9,680	40,028	2	412,143
Inventories, net	84,508	37,637	9,387	32,476	-	456,733	2,359	(1,656)	621,444
Prepaid expenses	5,218	2,591	5,865	540	165	-	4,938	-	19,317
Total current assets	1,348,952	173,780	237,652	404,208	8,335	563,879	234,536	(245,301)	2,726,041

Long-term trade accounts receivable, net	92,383	-	49,565	624,690	-	-	23,506	-	790,144
Long-term work in progress, net	-	-	37,227	-	-	-	-	-	37,227
Long-term accounts receivable from related parties	335,721	-	916	-	10,771	-	610,771	(341,321)	616,858
Prepaid expenses	-	981	20,713	2,087	749	-	-	(510)	24,020
Other long-term accounts receivable	95,683	66,285	5,703	-	7,346	54,684	41,867	-	271,568
Investments in associates and joint ventures	109,596	8,992	-	-	-	6,094	1,469,327	(1,555,713)	38,296
Investment property	1,299	-	-	-	-	25,138	45,012	(45,012)	26,437
Property, plant and equipment, net	172,473	170,783	9,202	720	144	10,443	16,786	34,051	414,602
Intangible assets, net	130,664	254,633	382,881	709	-	914	19,510	6,344	795,655
Right-of-use assets, net	4,238	15,590	5,865	110	3	3,846	52,637	(11,895)	70,394
Deferred income tax asset	181,609	5,823	15,197	-	678	22,441	66,268	3,683	295,699
Total non-current assets	1,123,666	523,087	527,269	628,316	19,691	123,560	2,345,684	(1,910,373)	3,380,900
Total assets	2,472,618	696,867	764,921	1,032,524	28,026	687,439	2,580,220	(2,155,674)	6,106,941

Liabilities.-
Borrowings	173,763	39,822	2,725	40	1	108,084	89,604	(9,941)	404,098
Bonds	4,406	-	32,518	19,777	-	-	-	-	56,701
Trade accounts payable	744,965	57,596	37,932	27,087	163	30,130	61,865	-	959,738
Accounts payable to related parties	172,336	1,795	20,967	26,696	35	25,982	34,216	(240,808)	41,219
Current income tax	25,851	1,793	1,411	1,777	247	70	905	-	32,054
Other accounts payable	505,227	14,082	63,201	6,120	854	121,453	43,952	-	754,889
Provisions	12,432	21,276	11,304	-	-	490	82,827	-	128,329
Total current liabilities	1,638,980	136,364	170,058	81,497	1,300	286,209	313,369	(250,749)	2,377,028

Borrowings	23,037	109,072	3,305	70	-	10,089	328,943	(19,767)	454,749
Long-term bonds	22,752	-	255,234	603,183	-	-	-	-	881,169
Long-term trade accounts payable	-	-	-	-	-	-	33,928	-	33,928
Other long-term accounts payable	214,842	-	12,932	2,121	2,220	25,970	4,531	-	262,616
Long-term accounts payable to related parties	130,021	10	836	35,994	24,207	-	172,656	(327,765)	35,959
Provisions	85,688	38,720	25,195	1,394	-	-	78,436	-	229,433
Deferred income tax liability	17,714	34,630	42	41,460	-	-	-	-	93,846
Total non-current liabilities	494,054	182,432	297,544	684,222	26,427	36,059	618,494	(347,532)	1,991,700
Total liabilities	2,133,034	318,796	467,602	765,719	27,727	322,268	931,863	(598,281)	4,368,728
Equity attributable to controlling interest in the Company	288,557	352,315	237,644	200,104	299	135,720	1,645,468	(1,448,752)	1,411,355
Non-controlling interest	51,027	25,756	59,675	66,701	-	229,451	2,889	(108,641)	326,858
Total liabilities and equity	2,472,618	696,867	764,921	1,032,524	28,026	687,439	2,580,220	(2,155,674)	6,106,941

Operating segment performance
Segment Reporting
					Infrastructure
For the period ended September 30, 2019	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Elimination	Consolidated

Revenue	1,866,047	420,606	491,955	307,564	2,680	168,578	267,338	(492,829)	3,031,939
Gross profit (loss)	108,408	87,279	72,766	92,496	646	48,637	12,051	(42,909)	379,374
Administrative expenses	(103,993)	(17,840)	(21,572)	(10,560)	(377)	(15,912)	(44,142)	50,083	(164,313)
Other income and expenses, net	15,349	(1,439)	(16,856)	402	12	(6,940)	53,250	(1,636)	42,142
Operating profit (loss)	19,764	68,000	34,338	82,338	281	25,785	21,159	5,538	257,203
Financial expenses	(59,942)	(10,917)	(19,687)	(8,236)	(6)	(10,952)	(61,965)	14,191	(157,514)
Financial income	4,940	1,165	2,106	22,095	464	3,203	42,159	(22,539)	53,593
Dividends	-	-	-	-	-	-	7,808	(7,808)	-
Share of profit or loss in associates
and joint ventures	(3,748)	1,600	-	-	-	286	4,701	(4,226)	(1,387)
(Loss) profit before income tax	(38,986)	59,848	16,757	96,197	739	18,322	13,862	(14,844)	151,895
Income tax	(7,441)	(17,508)	(13,859)	(28,835)	(391)	(3,679)	(11,087)	25	(82,775)
(Loss) profit for the year	(46,427)	42,340	2,898	67,362	348	14,643	2,775	(14,819)	69,120

(Loss) profit from attributable to:
Owners of the Company	(43,950)	38,578	(1,442)	50,522	348	(5,292)	11,405	(15,225)	34,944
Non-controlling interest	(2,477)	3,762	4,340	16,840	-	19,935	(8,630)	406	34,176
	(46,427)	42,340	2,898	67,362	348	14,643	2,775	(14,819)	69,120

Operating segment performance
Segment Reporting
					Infrastructure
For the period ended September 30, 2020	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Elimination	Consolidated

Revenue	1,435,515	272,966	305,099	253,923	2,511	66,473	176,585	(290,035)	2,223,037
Gross profit (loss)	82,102	41,264	30,314	80,122	640	13,958	1,251	(37,108)	212,543
Administrative expenses	(78,484)	(11,758)	(12,502)	(9,932)	(299)	(14,150)	(33,629)	39,310	(121,444)
Other income and expenses, net	3,756	(5,632)	(13,532)	66	13	730	(20,882)	(619)	(36,100)
Operating profit (loss)	7,374	23,874	4,280	70,256	354	538	(53,260)	1,583	54,999
Financial expenses	(43,863)	(14,724)	(24,865)	(4,721)	(27)	(8,665)	(14,031)	8,691	(102,205)
Financial income	4,843	1,167	4,874	2,337	329	4,321	5,893	(9,803)	13,961
Dividends	-	-	-	-	-	-	2,342	(2,342)	-
Share of profit or loss in associates
and joint ventures	(258)	1,686	-	-	-	32	(2,749)	3,234	1,945
(Loss) profit before income tax	(31,904)	12,003	(15,711)	67,872	656	(3,774)	(61,805)	1,363	(31,300)
Income tax	(3,003)	(3,059)	140	(20,651)	(357)	878	12,732	(1,476)	(14,796)
(Loss) profit for the year	(34,907)	8,944	(15,571)	47,221	299	(2,896)	(49,073)	(113)	(46,096)

(Loss) profit from attributable to:
Owners of the Company	(31,439)	6,504	(13,785)	35,416	299	(1,822)	(49,035)	(1,281)	(55,143)
Non-controlling interest	(3,468)	2,440	(1,786)	11,805	-	(1,074)	(38)	1,168	9,047
	(34,907)	8,944	(15,571)	47,221	299	(2,896)	(49,073)	(113)	(46,096)

There are no differences as compared to previous year-end consolidated financial statements based on segmentation or measurement of financial performance by segment.

8. CASH AND CASH EQUIVALENTS

This account comprises:

	At	At
	December 31,	September 30,
	2019	2020
Cash on hand	1,323	1,031
Remittances in-transit	5,664	1,917
Bank accounts	225,101	202,349
Escrow account (a)	552,439	495,755
Time deposits	166,174	119,111
	950,701	820,163

(a)
The Group maintains various administration or guarantee trusts depending on the purposes for which they were created. The balance corresponding to Reserve Funds Issued Bonds includes operating reserve accounts, maintenance and debt service payments, among others, corresponding to the bond issuance of the subsidiaries.  The balance includes reserve funds for bond payments issued by the subsidiaries GyM Ferrovias S.A. and Norvial S.A. amounting to S/175 million and S/19 million, as of September 30, 2020, respectively (S/181 million and S/18 million, as of December 31, 2019, respectively), as shown as follows:

	At	At
	December 31,	September 30,
	2019	2020
Reserve funds issued bonds	199,192	193,950
Real estate projects	31,794	39,493
Engineering and construction projects	236,526	180,623
Infrastructure projects	84,927	81,689
	552,439	495,755

The above figures are reconciled with the amount of cash shown in the consolidated statement of cash flows at the end of the year as follows:

	At	At
	December 31,	September 30,
	2019	2020

Cash and cash equivalent	950,701	820,163
Bank overdrafts (Note 15)	-	(84)
Balances per Consolidated statement of cash flows	950,701	820,079

9. TRADE ACCOUNTS RECEIVABLES, NET

This account comprises:

		Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,
	2019	2020	2019	2020	2019	2020

Receivables (net) (a)	1,037,284	720,409	467,696	177,300	569,588	543,109
Unbilled receivables (net) - Subsidiaries (b)	421,841	502,372	336,272	396,003	85,569	106,369
Unbilled receivables (net) - Concessions (c)	234,688	248,276	110,236	107,610	124,452	140,666
	1,693,813	1,471,057	914,204	680,913	779,609	790,144

a)
Receivables are presented net of impairment and present value discount for S/5.5 million and S/9 million, respectively (S/4.9 million and S/10.1 million as of December 31, 2019). The ageing is detailed as follows:

	At	At
	December 31,	September 30,
	2019	2020

Current	895,366	623,530
Past due up to 30 days	45,922	24,686
Past due from 31 days up to 90 days	28,662	6,949
Past due from 91 days up to 120 days	1,319	2,860
Past due from 121 days up to 360 days	9,204	3,002
Past due over 360 days	56,811	59,382
	1,037,284	720,409

As of September 30, 2020, the amount overdue for more than 360 days mainly includes invoices receivable from subsidiaries: Concar S.A. for S / 36.5 million and GyM S.A. for S / 18.6 million (as of December 31, 2019 Concar S.A. for S / 35.4 million and GyM S.A. for S / 18.9 million).

b)
Unbilled receivables from subsidiaries correspond to services performed and valuations in process or pending approval. The balance is net of present value discount for S/15.1 million (S/20.6 million as of December 31, 2019), and detailed by subsidiary:

	At	At
	December 31,	September 30,
	2019	2020

GyM S.A.	384,660	400,649
Concar S.A.	10,737	9,316
GMI S.A.	24,787	30,325
Graña y Montero Petrolera S.A.	1,657	1,749
Qualys S.A.	-	141
Adexus S.A.	-	60,192
	421,841	502,372

c)
Unbilled receivables from concessions correspond to future invoice according to Concession Contract terms. This amount is presented net of impairment of S/3.5 million as of September 30, 2020 and December 31, 2019, as detailed below:

	At	At
	December 31,	September 30,
	2019	2020

GyM Ferrovias S.A.	208,205	215,564
Survial S.A.	16,466	12,991
Norvial S.A. (*)	2,149	15,556
Concesión Canchaque S.A.C.	6,700	3,613
Concesionaria La Chira S.A.	1,168	552
	234,688	248,276

(*) The increase as of September 30, 2020, corresponds to the approximate present value of S / 13.2 million (S / 15.2 million at nominal value), due to the compensation estimate in application of the tariff guarantee calculated based on real traffic controlled during the period from May 10, 2020 to June 30, 2020 (stage of suspension of toll collection) ordered by the Peruvian Government.

10. WORK IN PROGRESS, NET

This account comprises:

		Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,
	2019	2020	2019	2020	2019	2020

Unbilled receivable concessions in progress (a)	23,117	37,227	-	-	23,117	37,227
Work in progress (b)	49,457	145,102	49,457	145,102)	-	-
	72,574	182,329	49,457	145,102	23,117	37,227

Work in progress costs include all those expenses incurred by the Group for construction contracts as detailed below:

a)
Includes the pre-operating costs incurred by the Concessionaire Vía Expresa Sur S.A for the concession contract for the Vía Expresa Sur project. The increase as of September 30, 2020, corresponds to the reclassification of the intangible portion, according to the bifurcated model  adopted by the Concession, due to the suspension signed with the Metropolitan Municipality of Lima since June 2020, to agree on the terms and conditions to approve the Early Termination of the Concession Contract by mutual agreement, in accordance with the clause 16.3 of the aforementioned contract.

b)
Includes mainly S/139.7 million corresponding to GyM S.A. and its subsidiary Vial y Vives - DSD S.A. (S/29.6 million as of December 31, 2019); and S/5.2 million from GMI S.A. (S/19.9 million as of December 31, 2019).

11. TRANSACTIONS WITH RELATED PARTIES

a) Transactions with related parties

Major transactions between the Company and its related parties are summarized as follows:

		At September 30,
	2019	2020
Revenue from sales of goods and services:
- Associates	108	-
- Joint operations	31,158	13,389
	31,266	13,389

Inter-company services are agreed based on market terms and conditions as if they had been agreed with third parties.

b) Balances of transactions with related parties

		At December 31,		At September 30,
		2019		2020
	Receivable	Payable	Receivable	Payable
Current portion:
Joint operations
Consorcio Rio Urubamba	9,042	-	9,326	-
Consorcio Peruano de Conservacion	3,592	-	3,011	-
Consorcio Italo Peruano	1,011	363	1,605	216
Consorcio Constructor Chavimochic	-	5,953	-	10,729
Consorcio GyM Conciviles	1,257	1,958	1,331	645
Consorcio La Gloria	1,750	1,017	67	107
Consorcio Ermitaño	831	440	848	471
Terminales del Peru	1,176	-	704	-
Consorcio TNT Vial y Vives - DSD Chile Ltda	-	1,088	-	843
Consorcio Rio Mantaro	-	5,869	-	6,883
Consorcio Vial Quinua	-	2,048	-	2,051
Consorcio Huacho Pativilca	1,419	5,895	2	258
Consorcio CDEM	638	-	695	36
Consorcio GyM-Stracon	2,230	-	1	785
Consorcio GyM-OSSA	7,202	-	-	1,396
Consorcio Chicama Ascope	2,471	-	2,585	-
Other minors	1,407	2,102	4,104	6,026
	34,026	26,733	24,279	30,446

		At December 31,		At September 30,
		2019		2020
	Receivable	Payable	Receivable	Payable
Other related parties
Ferrovias Argentina	-	12,183	-	10,773
Peru Piping Spools S.A.C.	2,632	-	2,680	-
	2,632	12,183	2,680	10,773
Current portion	36,658	38,916	26,959	41,219

Non-current portion:
Gasoducto Sur Peruano S.A.	572,624	-	614,579	-
Ferrovias Participaciones	-	22,583	-	35,959
Other minors	2,099	-	2,279	-
Non-current	574,723	22,583	616,858	35,959

Receivables and payables are mainly current and do not have specific guarantees.

Accounts receivable from related parties are mainly to sales of goods and services. These balances do not bear interest and as of September 2020 do not require a provision for impairment. The account receivable from GSP is presented net of impairment and present value discount .

Accounts payable to related parties mainly related to services of engineering, construction, maintenance and others. Such accounts are not interest bearing because they are short-term.

12. OTHER ACCOUNTS RECEIVABLE

This account comprises:

		Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	At September 30,	December 31,	At September 30,	December 31,	At September 30,
	2019	2020	2019	2020	2019	2020

Advances to suppliers	135,481	77,272	135,481	77,272	-	-
Income tax on-account prepaid	71,541	36,267	71,541	36,265	-	2
VAT credit	47,167	75,716	32,903	59,567	14,264	16,149
Guarantee deposits	189,210	210,660	104,965	140,934	84,245	69,726
Claims to third parties	79,771	105,040	38,874	47,479	40,897	57,561
Petroleos del Peru S.A.- Petroperu S.A.	80,942	84,943	17,293	18,658	63,649	66,285
ITAN and other tax receivable	60,883	64,007	30,233	33,053	30,650	30,954
Restricted funds	16,523	9,951	1,522	2,070	15,001	7,881
Rental and sale of equipment - GyM S.A. projects	30,798	28,239	30,798	28,239	-	-
Accounts receivable from personnel	2,940	7,914	2,940	7,914	-	-
Consorcio Panorama	23,491	25,320	-	-	23,491	25,320
Other minors	16,574	5,601	15,339	4,902	1,235	699
	755,321	730,930	481,889	456,353	273,432	274,577
Impairment	(27,415)	(47,219)	(27,415)	(44,210)	-	(3,009)
	727,906	683,711	454,474	412,143	273,432	271,568

The fair value of the other short-term accounts receivable is similar to their book value due to their short-term maturity. The non-current portion corresponds mainly to non-financial assets such as advances to suppliers and tax credits. Other non-current accounts receivable have maturities that vary between 2 and 5 years.

The maximum exposure to credit risk as of the reporting date is the carrying amount of each class of other accounts receivable mentioned.

13. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

This account comprises:

	At	At
	December 31,	September 30,
	2019	2020
Associates	28,875	29,144
Joint ventures	8,160	9,152
	37,035	38,296

The movement of our investments in associates for the nine months period ended September 30, 2019 and 2020 is as follows:

		At September 30,
	2019	2020

Beginning balance	257,765	37,035
Dividends received	(332)	(701)
Share of the profit or loss in associates and joint
ventures	(1,387)	1,945
Impairment of investment	(140)	-
Translation adjustments	(19)	17
Ending balance	255,887	38,296

Concesionaria Chavimochic S.A.C.

The entity was awarded the concesion of the Chavimochic irrigation project, including a) design and construction of the work required for the third-phase of the Chavimochic irrigation project in the province of La Libertad; b) operation and maintenance of works; and c) water supply to the Project users. Construction activities started in 2015; the effective concession period is 25 years, and the total investment amounts was estimated in US$647 million.

The civil works of the third stage of the Chavimochic Irrigation Project were structured in two phases. To date, the works of the first phase (Palo Redondo Dam) are 70% completed. However, at the beginning of 2017, the procedure for early termination of the Concession Contract was initiated due to the breach of contract by the Grantor, and all activities were suspended in December 2017. Due to the fact that no agreement was reached, the Concessionaire initiated an arbitration process at the UNCID. The arbitration proceedings are suspended, as a consequence of the of the National Emergency.

Moreover, from 2018 to date, the Peruvian Government (“the Grantor”) has been evaluating the modification of the Concession Contract, to determine a mechanism that allow the completion of the project, without resolution as of to date.

Finally, the Grantor and the Ministry of Agriculture and Irrigation (MINAGRI), and the Chavimochic Special Project, have signed an Agreement in order to allow MINAGRI to subrogate the ownership of the Project, within the framework of the provisions of the Emergency Decree N ° 021-2020.

14. PROPERTY, PLANT AND EQUIPMENT, INTANGIBLE ASSETS AND RIGHT-OF-USE ASSETS

The movement in property, plant and equipment, intangible assets and right-of-use assets accounts for the nine months period ended September 30, 2019 and 2020, is as follows:

	Property,
	plant and	Intangibles	Right-of-use
	equipment	assets	assets

Net cost at January 1, 2019	503,584	868,050	-

Additions	45,060	109,473	115,668
Reclassifications, disposals and adjustments	(22,882)	(12,875)	830
Deductions for sale of assets	(5,553)	-	-
Depreciation, amortization	(62,072)	(80,482)	(22,049)

Net cost at September 30, 2019	458,137	884,166	94,449

Net cost at January 1, 2020	463,990	854,227	90,581

Additions	27,396	44,081	9,673
Reclassifications, disposals and adjustments (*)	(13,744)	(27,489)	(10,048)
Deductions for sale of assets	(5,493)	-	-
Depreciation, amortization	(57,547)	(75,164)	(19,812)

Net cost at September 30, 2020	414,602	795,655	70,394

(*) Includes translation adjustments in the subsidiary GyM S.A. in property plant and equipment and intangibles, amounted to S/2.2 million and S/3.7 million, respectively.

a) Property, plant and equipment and right-of-use assets

As of September 30, 2020, additions to property, plant and equipment mainly corresponds to S/12.4 million in machinery in the engineering and construction;and, in works in progress for S / 5.8 and S / 3 million in the infrastructure and engineering and construction segments, respectively (S/5.7  million in machinery of the engineering and construction and real estate segment; S/6.6  million in various equipment of the engineering and construction segment; and S/25.6  million units to be received and works in progress in the segment infrastructure as of September 30, 2019).

As of September 30, 2020, additions to right-of-use assets comprise lease agreements signed by the Group in the first semester.

Depreciation of property, plant and equipment, investment property and right-of-use assets is presented in the Statement of Income as follows:

		At September 30,
	2019	2020

Cost of goods and services (Note 21)	81,377	73,265
Administrative expenses (Note 21)	4,499	5,902
Total depreciation related to property, plant and equipment, investment property and right-of-use assets	85,876	79,167
(-) Depreciation of investment property	(1,755)	(1,808)
(-) Depreciation of right-of-use asset	(22,049)	(19,812)
Total depreciation of property, plant and equipment	62,072	57,547

b) Intangible assets

As of September 30, 2019 and 2020, additions registered in intangible assets mainly comprise of investments in preparation of wells located in Lots I, III, IV and V to provide oil explotation services.

As of September 30, 2020, S/24 million has been reclassified to work in progress (Note 10), related to the intangible of the Concessionaire Via Expresa Sur S.A.

Amortization of intangibles is broken down in the statement of income as follows:

		At September 30,
	2019	2020

Cost of goods and services (Note 21)	76,793	72,009
Administrative expenses (Note 21)	3,689	3,155
	80,482	75,164

Goodwill

Management reviews businesses results based on the type of economic activity carried out.
Goodwill allocated to cash-generating units are:

	At	At
	December 31,	September 30,
	2019	2020

Engineering and construction (*)	36,632	33,579
Electromechanical	20,735	20,735
	57,367	54,314

(*) The variation reported in engineering and construction segment is due to translation adjustment of foreign business of the subsidiary GyM S.A.

As a result of the impairment testing on goodwill performed by Management on an annual basis the recoverable amount of the related cash-generating unit (CGU) is determined based on the higher of its value in use and fair value less cost of disposal.  Value in use is determined based on the future cash flows expected to be generated by the assessed CGU.

15. BORROWINGS

This item comprises:

		Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,
	2019	2020	2019	2020	2019	2020

Bank overdrafts (Note 8)	-	84	-	84	-	-
Bank loans (a)	631,863	528,308	445,289	355,343	186,574	172,965
Finance leases	23,650	53,011	10,357	12,951	13,293	40,060
Lease liability for right-of-use asset	92,870	78,497	23,980	23,621	68,890	54,876
Other financial entities (b)	142,212	198,947	1,903	12,099	140,309	186,848
	890,595	858,847	481,529	404,098	409,066	454,749

a)	Bank loans

As of December 31, 2019 and September 30, 2020, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations accrue fixed interest rates that fluctuate between 1.0% and 12.0% in 2019 and between 0.5% and 11.0% in 2020.

				Current		Non-current
			At	At	At	At
	Interest	Maturity	December 31,	September 30,	December 31,	September 30,
	rate	date	2019	2020	2019	2020

GyM S.A. (i)	0.67% / 11.00%	2023	170,798	165,544	26,401	17,300
GMP S.A. (ii)	3.25% / 6.04%	2027	30,367	28,042	102,895	103,341
Graña y Montero S.A.A. (iii)	9.10% / 10.10%	2022	112,854	38,237	-	52,324
Adexus S.A.	0.50% / 1.15%	2026	20,927	18,876	57,278	-
Viva GyM S.A.	6.84% / 8.88%	2021	110,343	104,644	-	-
			445,289	355,343	186,574	172,965

i)	Financial Stability Framework Agreement

In July 2017, the Company and its subsidiaries (GyM S.A., Construyendo Pais S.A., Vial y Vives-DSD S.A. and Concesionaria Vía Expresa Sur S.A.) entered into a Financial Stability Framework Agreement with the following financial entities: Scotiabank Perú S.A., Banco Internacional del Perú S.A.A., BBVA Banco Continental, Banco de Crédito del Perú, Citibank del Peru SA and Citibank N.A. The Framework Agreement aims to: (i) grant GyM a syndicated revolving line of credit for working capital for up to US$1.6 million and S/143.9 million, which may be increased by an additional US$14 million subject to certain conditions; (ii) grant GyM S.A. a line of credit of up to US$51.6 million and S/33.6 million; (iii) grant the Company, GyM S.A., Construyendo Pais S.A., Vial y Vives - DSD S.A. and Concesionaria Vía Expresa Sur S.A. a non-revolving line of credit to finance repayment commitments subject to performance bonds; (iv) grant a syndicated line of credit in favor of Graña y Montero S.A.A. and GyM S.A. for the issuance of performance bonds up to an amount of US$100 million (which may be increased by an additional US$50 million subject to compliance with certain conditions); and (v) commit to maintain existing standby letters of credit issued at the request of GyM S.A. and the Company, as well as the request of Construyendo Pais S.A., Vial y Vives – DSD and Concesionaria Vía Expresa Sur S.A.

In July 2020, an addendum to the Framework Agreement, the Financing Agreement and the Syndicated Line of Guarantee Letter was signed, with the purpose of modifying certain provisions of said documents and extending the term of their validity until September 30, 2020.

As of September 30, 2020 the pending balance of the Financial Stability Framework Agreement is US$40.8 million (equivalent to S/147 million).

In accordance with the Financial Stability Framework Agreement, the Company must comply quarterly with two ratios, related to its invoices and sales provisions: (i) the calculated value of 90% of its bills receivable, and (ii) the calculated value of 80% of its income provisions must be greater than 50% of the amount of Tranche A pending payment.

As of September 30, 2020 due to the stoppage of activities generated by the COVID-19 pandemic, the account receivable rate and unbilled receivable rate reached 13% and 105%, respectively. In relation to account receivable rate, the Company does not comply with the requirement of the Financial Stability Framework Agreement.

On October 6, 2020, the financial entities unanimously agreed to extend the term of the financing documents until October 31, 2020; as well as granting a waiver of the obligation to maintain the composition of invoices and provisions during the months of April to October 2020.

ii)	Terminales del Peru Loan

Terminales del Peru (hereinafter “TP”), a joint operation of the subsidiary GMP S.A., has a medium-term loan agreement with Banco de Credito del Peru (hereinafter BCP) up to US$30 million to finance the investments committed and up to US$70 million to finance the additional investments from the operation contract of the North and Center terminals for the period 2015 to 2019 with a maximum exposure limit of US$80 million. These facilities are repaid within 8 years. As of September 30, 2020, these loans amount to S/86.2 million, this amount corresponds to the 50% interest held by the subsidiary GMP and due in 2027.

In addition, in November 2019, TP signed a loan agreement to finance the additional investments from 2019 to 2023, for a credit line amount to US$46 million with BCP. The contract confirmed the participation of an assignee, so BD Capital (BDC) acquired 50% of the BCP contractual position through the subscription of the accession contract and in November 2019 disbursed to TP US$23 million. As of September 30, 2020, the loan amounts to S/41.4 million, this amount corresponds to the 50% interest held by the subsidiary GMP and is due in 2026.

As of September 30, 2020 and the date of this report, TP is in compliance with the ratios established in the contract loan.

iii)	CS Peru Infrastructure Holdings LLC Loan

In July 2019, the Company entered into a medium term loan credit agreement for up to US$35 million with CS Peru Infrastructure Holdings LLC. The term of the loan is three years, with quarterly installments of principal starting on the 18th month. The loan accrued interest at the following rates per annum: (i) for the period from and including the July 31, 2019 (“Closing Date”) to but excluding the date that is 6 months after the Closing Date, 9.10%; (ii) for the period from and including the date that is 6 months after the Closing Date to but excluding the date that is 1 year after the Closing Date, 9.35%; (iii) for the period between the first annual anniversary of the Closing Date and the day before the thirtieth month of the Closing Date, 9.60%, and (iv) for the period from the thirtieth month of the Closing Date to the third annual anniversary of the Closing Date, 10.10%.

The loan was used for working capital in the Company, GyM S.A. and Adexus S.A. In February 2020, US$10 million was partially paid. As of the date of this report, the principal amount outstanding under this loan is US$25.7 million (equivalent to S/92.6 million).

On November 21, 2019, as a result of the initiation of a preventive insolvency process by the Chilean subsidiary, Adexus SA, the Company received a communication from CS Peru Infrastructure Holdings LLC reporting the occurrence of a default event under the loan contract, in accordance with the provisions of Section 7.02 (e) and 9.09 of the same contract. As a consequence, as of December 31, 2019, the loan was classified as current liabilities. On February 28, 2020, the waiver was obtained by the Company, so it was reclassified to non-current liabilities. As of September 30, 2020 and as of the date of this report, the Company is in compliance with the covenants established in the loan contract.

b)	Other financial entities

Monetization of Norvial dividends

At May 29, 2018 the Company subscribes an agreement between the Company and Inversiones Concesiones Vial S.A.C. ("BCI Peru") -whith the intervention of Fondo de Inversiones BCI NV (“Fondo BCI”) and BCI Management Administradora General de Fondos S.A. (“BCI” Asset Management”) -  to monetize future dividends from Norvial S.A. to the Company.  With the signing of this agreement, the Company obligated itself to indirectly transfer its economic rights over 48.8% of the share capital of Norvial S.A. by transferring its  class B shares (equivalent to 48.8% of the capital of Norvial S.A.) to a vehicle specially constituted for such purposes named Inversiones en Autopistas S.A. The amount of the transaction was US$42.3 millions (equivalent to S/138 million) and was completed on June 11, 2018.

Likewise, it has been agreed that the Company will have purchase options on 48.8% of Norvial's economic rights that BCI Peru will maintain through its participation in Inversiones en Autopistas S.A. These options will be subject to certain conditions such as the expiration of different terms, recovery of the investment made with the funds of the BCI Fund (according to different economic calculations) and / or that a change of control occurs. As of September 30, 2020, the loan principal remains at US$42.3 million, the balance of the loan payable amounts to S/150.3 million and S/142.2 million as of September 30, 2020 and December 31, 2019, respectively.

c)	Fair value of borrowings

The carrying amount and fair value of borrowings are broken down as follows:

		Carrying amount		Fair value
	At	At	At	At
	December 31,	September 30,	December 31,	September 30,
	2019	2020	2019	2020

Bank overdrafts	-	84	-	84
Bank loans	631,863	528,308	650,224	554,045
Finance leases	23,650	53,011	23,697	38,882
Lease liability for right-of-use asset	92,870	78,497	109,453	93,454
Other financial entities	142,212	198,947	142,212	235,851
	890,595	858,847	925,586	922,316

As of September 30, 2020, the fair value is based on cash flows discounted using a rate based on the borrowing rate of 0.5% and 11% (2.9% and 11%  as of December 31, 2019) and are included as Level 2 in the level of measurement.

16. BONDS

This item is broken down as follows:

		Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,
	2019	2020	2019	2020	2019	2020

GyM Ferrovias S.A. (a)	618,497	622,960	15,742	19,777	602,755	603,183
Norvial S.A. (b)	305,545	287,752	28,995	32,518	276,550	255,234
GyM S.A. (c)	-	27,158	-	4,406	-	22,752
	924,042	937,870	44,737	56,701	879,305	881,169

a)	GyM Ferrovias S.A.

In February 2015, the subsidiary GyM Ferrovias S.A. made an international issue of corporate bonds under Regulation S of Unites States of America. The issue was made in soles VAC (adjusted for the Constant Update Value) for an amount of S/629 million. The bonds mature in November 2039 and earn interest at a rate of 4.75% (plus the VAC adjustment), present a risk rating of AA+ (local scale) granted by Apoyo & Asociados Internacionales Clasico de Riesgo. As of September 30, 2020, an amortization has been made up to S/87.7 million (S/79 million as of December 31, 2019).

As of September 30, 2020, the balance includes accrued interest payable and VAC adjustments for S/99.2 million (S/86.8 million as of December 31, 2019).

The account movement for the nine months period ended September 30, 2019 and 2020 is as follows:

	2019	2020

Balance at January, 1	611,660	618,497
Amortization	(8,481)	(8,669)
Accrued interest	36,111	35,695
Interest paid	(22,570)	(22,563)
Balance at September, 30	616,720	622,960

As part of the structuring process of the bond, GyM Ferrovias S.A. committed to report and verify compliance with the following, measured based on their individual financial statements (covenants):

-	Debt service coverage ratio not less than 1.2 times.
-	Maintain a constant balance in the minimum trust equal to one quarter of operation and maintenance costs (including the IGV).
-	Maintain a constant balance in the minimum trust equal to the following two coupons according to the bond schedule.

As of December 31, 2019 and September 30, 2020, GyM Ferrrovias S.A. has complied with the covenants.

As of September 30, 2020, the fair value amounts to S/622.5 million (S/686.8 million as of December 31, 2019), is based on discounted cash flows using rate 3.87% (4.32% as of December 31, 2019) and is within level 2 of the fair value hierarchy.

b)	Norvial S.A.

Between 2015 and 2016, the subsidiary Norvial S.A. issued the First Corporate Bond Program on the Lima Stock Exchange for a total S/365 million. Risk rating agencies Equilibrium y Apoyo & Asociados Internacionales graded this debt instrument AA.

The capital raised was used to finance the construction of the second phase of Red Vial No.5 and the financing of VAT arising from a project-related expenses.

The account movement for the nine months ended at September 30, 2019 and 2020 is as follows:

	2019	2020

Balance at January, 1	325,382	305,545
Amortization	(14,607)	(17,880)
Accrued interest	17,637	18,616
Capitalized interest	2,103	-
Interest paid	(19,657)	(18,529)
Balance at September, 30	310,858	287,752

As part of the process of bond structuring, Norvial S.A. engaged to adhere to the following covenants:

-	Debt service coverage ratio of not less than 1.3 times.
-	Proforma gearing ratio lower than 4 times.

As of December 31, 2019 and September 30, 2020, Norvial S.A. has complied with the covenants.

As of September 30, 2020, the fair value amounts to S/317.1 million (S/327.2 million as of December 31, 2019), is based on discounted cash flows using rate 7.05% (between 6.20% and 7.59% as of December 31, 2019) and is within level 2 of the fair value hierarchy.

c)	GyM S.A.

At the beginning of  2020, the subsidiary GyM S.A. prepared the First Private Bond Program, up to a maximum amount of US$8 million.

In the first quarter of the year,  bonds issued amounts to US$7.8 million (equivalent to S/25.9 million) under the debt swap modality, related to its outstanding trade accounts.

The bonds mature in December 2027 and bear interest at a rate of 8.5%, payment is semi-annual and have a risk rating of B-, granted by the rating company Moody’s Peru. As of September 30, 2020, the balance includes accrued interest payable for US$175 thousand (equivalent to S/629 thousand).

As of September 30, 2020, GyM S.A. has complied with the covenants.

As of September 30, 2020, the fair value amounts to S/26.4 million, is based on discounted cash flows using rate 9.21% and is within level 3 of the fair value hierarchy.

17. TRADE ACCOUNTS PAYABLE

This item includes:

	At	At
	December 31,	September 30,
	2019	2020

Invoices payable	398,347	365,191
Provision of contract costs	758,116	614,298
Notes payable	37,426	14,177
	1,193,889	993,666

As of September 30, 2020, the contract cost provisions include: i) estimate costs to come according to the the completion porcentage of projects amounting to S/90.8 million, for GyM S.A. and Concar S.A. (S/169.5 million as of December 31, 2019 for GyM S.A. and GMI S.A); and ii) services received not invoiced S/522.3 million (S/588.6 million as of December 31, 2019).

18. OTHER ACCOUNTS PAYABLE

This item includes:

	Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,
	2019	2020	2019	2020	2019	2020

Advances received from customers (a)	307,839	384,524	270,714	345,934	37,125	38,590
Consorcio Ductos del Sur - payable (b)	148,076	128,021	-	-	148,076	128,021
Salaries and other payable	92,313	106,630	92,313	106,630	-	-
Other taxes payable	108,457	88,249	88,248	71,415	20,209	16,834
Put option liability on Morelco acquisition	106,444	116,463	71,341	77,406	35,103	39,057
Consorcio Rio Mantaro - payables	35,625	57,728	35,625	57,728	-	-
Acquisition of additional non-controlling interest	22,697	27,433	22,697	27,433	-	-
Guarantee deposits	16,445	21,107	16,445	21,107	-	-
Third-party loans	11,619	11,606	9,545	9,531	2,074	2,075
Other accounts payables	116,449	75,744	62,746	37,705	53,703	38,039
	965,964	1,017,505	669,674	754,889	296,290	262,616

(a)	Advances received from customers relate mainly from construction projects, and are applied to progress billings, in accordance with contract terms.

		Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,
	2019	2020	2019	2020	2019	2020

Advances - Consortiums	115,250	108,014	113,093	106,551	2,157	1,463
Advances - Real estate projects	66,258	105,347	66,258	105,347	-	-
Advances - Engineering and construction	64,118	118,820	44,932	93,502	19,186	25,318
Advances - Road concessions	42,030	47,433	26,534	35,855	15,496	11,578
Others	20,183	4,910	19,897	4,679	286	231
	307,839	384,524	270,714	345,934	37,125	38,590

(b)
The balance of other accounts payable from Consorcio Constructor Ductos del Sur corresponds to payment obligations to vendors and main subcontractors for S/128 million (S/148 million as of December 31, 2019), assumed by the subsidiary GyM S.A; as a result of the termination of GSP operations.

The fair value of short-term accounts approximates their book value due to their short-term maturities. The non-current part mainly includes non-financial liabilities such as advances received from customers; the remaining balance is not significant in the financial statements for the periods shown.

19. PROVISIONS

The movement for the nine months ended at September 30, 2019 and 2020 is as follows:

			Contingent
			liabilities	Provision
	Legal	Tax	resulting from	for well
	contingencies	Contingent	acquisitions	closure	Total

At January 1, 2019	84,728	-	4,498	20,382	109,608
Additions	13,138	-	-	15,928	29,066
Reversals of provisions	(1,625)	-	(438)	-	(2,063)
Payments	(567)	-	-	-	(567)
Translation adjustments	(127)	-	(262)	-	(389)
At september 30, 2019	95,547	-	3,798	36,310	135,655

At January 1, 2020	278,319	-	-	50,116	328,435
Additions	34,432	-	-	3,075	37,507
Reversals of provisions	(7,108)	-	-	-	(7,108)
Payments	(4,166)	-	-	(1,181)	(5,347)
Translation adjustments	4,275	-	-	-	4,275
At september 30, 2020	305,752	-	-	52,010	357,762

Legal contingencies

a)	Civil compensation

Corresponding to the legal contingency estimated by management for exposure of the Company and its subsidiaries to a probable compensation in relation to their participation as minority partners in certain entities that developed infrastructure projects in Peru with companies belonging to the Odebrecht group and projects related to “Club de la Construcción”. As of September 30, 2020, the present value of the estimated provision totals S/165.3 million (S/79.9 million as of September 30, 2019).

b)	Securities Class actions NY SEC

During the first quarter of 2017 two securities class actions have been filed against the Company, and certain former employees in the Eastern District of New York.  Both complaints allege false and misleading statements during the class period.  In particular, they allege that the Company failed to disclose, among other things, that a) the company knew that its partner Odebrecht was engaged in illegal activities, and b) the Company profited from such activities in violation of its own corporate governance standards.

As of the date of this report, the Company has signed the definitive settlement agreement with the plaintiffs' attorneys, by which the parties agree to terminate the class action, subject to the court approval and the payment of the transaction amount by the Company. The amount agreed for the termination of the class action is equivalent to US$20 million. As of September 30, 2020, the Company registered a provision of US$14.7 million (equivalent to S/52.7 million) the difference of US$ 5 million will be covered by the professional liability insurance policy in accordance with the agreement signed with the insurance company.

20. CAPITAL

As of September 30, 2020 and as of December 31, 2019, the capital of the Company is represented by 871,917,855 shares of a nominal value of S/1.00 each, all registered in the Public Registries.

As of September 30, 2020, a total of 196,344,775 shares were represented in ADS, equivalent to 39,268,955 ADSs at a rate of 5 shares per ADS.

As of December 31, 2019, a total of 218,043,480 shares were represented by ADS, equivalent to 43,608,696 ADSs at a rate of 5 shares per ADS.

21. EXPENSES BY NATURE

For the nine months period ended September 30, 2019 and 2020, this item comprises:

	Cost of
	goods and	Administrative
	services	expenses	Total
At September 30, 2019
Salaries, wages and fringe benefits	691,110	100,946	792,056
Services provided by third-parties	939,417	36,352	975,769
Purchase of goods	515,441	28	515,469
Other management costs	344,066	17,843	361,909
Depreciation (Note 14 a)	81,377	4,499	85,876
Amortization (Note 14 b)	76,793	3,689	80,482
Impairment of accounts receivable	731	-	731
Taxes	5,454	956	6,410
Impariment of property, plant and equipment	(305)	-	(305)
Inventory recovery	(1,519)	-	(1,519)
Total	2,652,565	164,313	2,816,878

At September 30, 2020
Services provided by third-parties	592,023	33,678	625,701
Salaries, wages and fringe benefits	693,980	69,439	763,419
Purchase of goods	393,696	72	393,768
Other management costs	167,295	8,782	176,077
Depreciation (Note 14 a)	73,265	5,902	79,167
Amortization (Note 14 b)	72,009	3,155	75,164
Impairment of accounts receivable	15,441	321	15,762
Taxes	4,503	95	4,598
Property, plant and equipment recovery	(258)	-	(258)
Inventory recovery	(1,460)	-	(1,460)
Total	2,010,494	121,444	2,131,938

22. OTHER INCOME AND EXPENSES

For the nine month period ended September 30, 2019 and 2020, this item comprises:

		At September 30,
	2019	2020
Other income:
Sale of assets	6,932	5,563
Debt forgiveness to suppliers	14,017	205
Recovery of provisions and impairments	2,538	4,322
Profit from Mizuho Bank Ltd. agreement (a)	67,039	-
Others	4,806	3,986
	95,332	14,076

Other expenses:
Cost of assets disposal	6,044	5,468
Asset impairment (b)	40,054	26,719
Civil repair to the Peruvian Government	-	10,797
Legal and tax litigation	-	239
Provision for well closure	2,122	3,075
Administrative fine	228	706
Others	4,742	3,172
	53,190	50,176
	42,142	(36,100)

a)
Corresponds to: the profit from the refinancing operation executed by Mizuho, linked to the agreement signed between GyM Ferrovías S.A. and Mizuho Bank Ltd.  Pursuant to the terms of such agreement, the Company provided a stand-by letter of credit to guarantee a financial derivative required to execute the CPAOs purchase transaction related to the Expansion Project.  Furthermore, the agreement stated that in case Mizuho Bank refinanced the debt obtained for the purchase of the CPAOs, the Company would be entitled to receive 70% of the profit obtained from such refinancing.

b)
Corresponds to: i) to the impairment of intangibles at subsidiary Concesionaria Vía Expresa Sur S.A. for S/13.5 million, as a result of the Company's estimates on the recovery of the investment maintained in the project. The Concession Contract has been suspended by mutual agreement with the Municipality of Lima since June 2017 (Note 10),  ii) the impairment registered at CAM Holding S.P.A. for S/12.7 million due to claims against escrow account.

23. INCOME TAX

The condensed interim consolidated financial statements for the nine months period ended September 30, 2020, income tax expense is recognized based on management’s estimate of the annual income tax rate expected for the full financial year. The estimated annual tax rate as of September 30, 2020 is 47.27% (54.49% for the  period ended in September 30, 2019).

24. CONTINGENCIES, COMMITTMENTS AND GUARANTEES

As of September 30, 2020, contingencies held by the Group are substantially the same as those existing as of December 31, 2019.

The Group maintains guarantees and letters of credit in force in various financial entities guaranteeing operations for US$429.5 million (US$390 million, as of December 31, 2019).

25. DIVIDENDS

As part of the covenants at the refinancing agreements mentioned in Note 15, the Company is unable to pay dividends as established in the Financial Stability Framework Agreement.

For the nine months period ended September 30, 2020, the Group’s subsidiaries have paid dividends to its non-controlling interests in the amount of S/64.7 million (S/8 million for the  period ended in September 30, 2019).

26. EARNINGS (LOSS) PER SHARE

The basic earnings (loss) per common share has been calculated by dividing the loss of the period attributable to the Group’s common shareholders by the weighted average of the number of common shares outstanding during that period. No diluted loss per common share has been calculated because there is no potential diluent common or investment shares (ie, financial instruments or agreements that entitle to obtain common or investment shares); therefore, it is the same as the earnings (loss) per basic share.

The basic earnings (loss) per common share is as follows:

			At September 30,
		2019	2020

Earning (loss) attributable to owners of the Company
during the period		34,944	(55,143)
Weighted average number of shares in issue
at S/1.00 each, at September 30,		805,218,485	871,917,855

Basic earning (loss) per share (S/)	(*)	0.043	(0.063)

(*) The Group does not have common shares with dilutive effects at September 30, 2019 and September 30, 2020.

27. CONTINUING OPERATIONS

As of September 30, 2020, the financial information of the subsidiary Adexus S.A. (hereinafter Adexus) was reclassified as continuous operation. The subsidiary that have been reclassified as a non-current assets held for sale at December 31, 2018, has as main activity to provide information technology solutions mainly in Chile and Peru. Despite the fact that the Company has been committed to a pan to carry out the sale, the circumstances that arose in the subsidiary during this period, which are explained below, have forced us to change initial plan, focusing in negotiating with vendors liabilities terms sale resulting in a viable plan again.

On November 19, 2019, Adexus filed an application for reorganization under law 20 720 with the Chilean courts of justice. The Company impaired the total investment value as of December 31, 2019.

On January 9, 2020, the Company communicated that the creditors committee of Adexus approved with the favorable vote of more than 80% of the pledge creditors and 85% of the unsecured creditors, respectively, the judicial reorganization agreement proposed by Adexus in the framework of the reorganization procedure. According to the terms of the judicial reorganization agreement, Adexus will restructure and pay the total of its reorganized liabilities within a maximum period of six years, according to the new agreed conditions, being authorized to continue with its commercial activities normally. As a result of the financial protection provided by the Chilean law and with the support of its creditors, Adexus has achieved the restructuring of its liabilities while continuing to serve all its customers.  As of September 30, 2020, Adexus S.A. has complied with the payment schedule agreed with the creditors.

The Group decided that Adexus will be subject to the patrimonial protection law; after achieving this restructuring, the Group will focus on honoring it in the terms agreed while finding the right shareholder for the future development of the subsidiary.

28. EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

Between September 30, 2020 and the date of approval of the condensed interin consolidated financial statements, there have been no subsequent events that may affect the reasonableness of the financial statements issued.